Contact

www.linkedin.com/in/alexander-kotovskov-72b0ba243 (LinkedIn)

Top Skills

English (native)

Alexander Kotovskov

CEO at Floorly

San Francisco Bay Area

Summary

Successful entrepreneur and award-winning UX/UI designer, responsible for defining Floorly's vision.

Experience

Floorly

Chief Executive Officer

October 2018 - Present (3 years 11 months)

San Francisco, California, United States

Alty

Senior UI/UX Designer

March 2013 - October 2015 (2 years 8 months)

Trinetix

UI/UX Designer

December 2012 - March 2013 (4 months)

Chiboco

iOS Application Manager

September 2011 - November 2012 (1 year 3 months)

Education

National Academy of Culture and Arts Management

Master's degree, Information Systems Management · (2002 - 2007)